One Maritime Plaza, Suite 2300 San Francisco, CA 94111-3513 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com
AISHA J. HUNT aisha.hunt@dechert.com +1 415 262 4594 Direct +1 415 262 4555 Fax

May 24, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

 Mary A. Cole, Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of the new fund of the Registrant, the Superfund Managed Futures Strategy Fund (the “Fund”), filed with the Commission on March 15, 2013.  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 11 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 29, 2013.

COMMENTS TO THE PROSPECTUS

Comment 1.

Please explain whether the term “Superfund” in the Fund’s name refers to the superfund environmental program established by the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

Response 1.

“Superfund” does not refer to the superfund environmental program established by the Comprehensive Environmental Response, Compensation and Liability Act of 1980.  The Superfund group of companies, which includes Superfund Advisors Inc. (the “Adviser”), is well known in the managed futures industry and is unrelated to the superfund environmental program.  The Superfund group was founded in 1995 and consists of U.S. and non-U.S. affiliates that advise, operate and distribute funds.

Comment 2.

In the Fees and Expenses of the Fund—Annual Fund Operating Expenses table, please delete the parenthetical from the “Management (Unitary) Fees” line item because the parenthetical is not specifically required or permitted by Item 3 of Form N-1A.  The Staff believes that this disclosure would be more appropriate as a footnote to the table.

Response 2.

The Registrant believes that the structure of the Fund’s management fee as a unitary fee is important to investors because it provides greater certainty regarding the expenses of the Fund.  In response to the Staff’s comment, the Registrant has retained the disclosure about the structure of the Fund’s management fee as a footnote to the Annual Fund Operating Expenses table and deleted the parenthetical in the Management Fees line item in the table.

Comment 3.

The first sentence of the Principal Investment Strategies section states that the Fund “generally invests” in U.S. and international commodity and financial futures and foreign currency markets.  Please revise the disclosure to state that the Fund “principally invests” in U.S. and international commodity and financial futures and foreign currency markets.

Response 3.

Comment accepted.  The Registrant has revised the disclosure as requested.

Comment 4.

Supplementally, please provide a representation that the Fund will invest a majority of its assets in “securities” as defined in the Investment Company Act of 1940 (the “1940 Act”).

Response 4.

The Registrant confirms that the Fund will invest a majority of its assets in “securities” as defined in the 1940 Act.

Comment 5.

Identify the types of swap agreements in which the Fund may invest.

Response 5.

The Fund may invest in total return swaps tied to commodity futures, equity index futures, fixed income futures and financial futures.  The Fund may also invest in other swaps, including foreign currency and commodity swaps.

Comment 6.

If the Fund will invest in credit default swaps (“CDS”), add disclosure regarding such investments.  If the Fund expects to write CDS, please confirm that the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.

Response 6.

The Fund does not anticipate purchasing or writing CDS.  In the event the Fund purchases or writes CDS, the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.

Comment 7.

If the Fund expects to invest in total return swaps, please confirm that the Fund applies the principles of SEC Release IC-10,666 to such investments.

Response 7.

The Registrant confirms that the Fund will apply the principles of SEC Release IC-10,666 to its investments in total return swaps.

Comment 8.

Confirm the Registrant is aware that the SEC may issue future guidance regarding leverage and use of derivatives.

Response 8.

The Registrant is aware that the SEC may issue future guidance regarding leverage and the use of derivatives.

Comment 9.

Please confirm that any applicable expenses associated with investments in acquired funds will be disclosed in the Fees and Expenses—Annual Fund Operating Expenses table.

Response 9.

The Registrant confirms that expenses associated with investments in acquired funds will be disclosed in the Fees and Expenses—Annual Fund Operating Expenses table in accordance with Form N-1A.

Comment 10.

Please move the disclosure regarding the Fund’s temporary defensive strategy to the section of the prospectus that provides disclosure in response to Item 9 of Form N-1A.

Response 10.

Comment accepted.

Comment 11.

Supplementally, please disclose whether the Fund will invest more that 25% of its assets with a single counterparty.

Response 11.

As disclosed in the Cover Requirements for Forward Contracts, Swap Agreements, Options, Futures and Options on Futures section of the Fund’s statement of additional information (“SAI”), “the Fund does not invest more than 25% of its assets in contracts with any one counterparty.”

Comment 12.

Emerging Markets Risk is disclosed as a principal risk of the Fund.  Please include disclosure in the Fund’s Principal Investment Strategies section regarding the Fund’s strategy to invest in emerging market investments.

Response 12.

Comment accepted.  The Registrant has revised the disclosure in the Fund’s Principal Investment Strategies section to address the Fund’s strategy to invest in emerging market investments.

Comment 13.

Hedging Transactions Risk is disclosed as a principal risk of the Fund.  Please include disclosure in the Fund’s Principal Investment Strategies section regarding the Fund’s hedging strategy.

Response 13.

Comment accepted.  The Registrant has revised the disclosure in the Fund’s Principal Investment Strategies section to address the Fund’s hedging strategy.

Comment 14.

High Portfolio Turnover Risk is disclosed as a principal risk of the Fund.  Please include disclosure in the Fund’s Principal Investment Strategies section regarding the Fund’s strategy to engage in the frequent trading of securities.

Response 14.

High Portfolio Turnover Risk is disclosed as a principal risk for the Fund because its principal investment strategies may result in the Fund engaging in frequent and active trading of portfolio securities. Although the Fund may engage in frequent and active trading of portfolio securities in the pursuit of its principal investment strategies, such trading is not an investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the “Principal Investment Strategies” section in response to this comment.

Comment 15.

Please disclose the authority on which the Fund will rely to determine that income from the Fund’s Cayman subsidiary (the “Subsidiary”) will constitute qualifying income in order for the Fund to qualify as a regulated investment company under the Internal Revenue Code.

Response 15.

As discussed in the Tax Status, Dividends and Distributions section of the Fund’s prospectus, to determine that income from the Subsidiary will constitute qualifying income for the Fund to qualify as a regulated investment company under the Internal Revenue Code, the Fund will rely on the analysis in Revenue Ruling 2006-31 and private letter rulings previously issued to other taxpayers where the IRS specifically concluded that income from certain commodity index-linked notes is qualifying income and that income derived from a fund’s investment in a controlled foreign corporation (“CFC”) also will constitute qualifying income to the fund, even if the CFC itself owns commodity-linked swaps.

Comment 16.

With respect to the Fund’s Subsidiary:

a.

Disclose whether the Fund complies with governing investment policies under Section 8 therefore and capital structure and leverage requirements under Section 18 thereof of the 1940 Act, on an aggregate basis with its Subsidiary.

b.

Disclose that the investment advisor to the Subsidiary complies with the provisions of the Investment Advisers Act of 1940.

c.

The investment advisory contract between the Subsidiary and the advisor is considered a material agreement and should be included as an exhibit to Part C of the Fund’s registration statement.

d.

Disclose whether the Subsidiary complies with investment restrictions and prohibitions on affiliated transactions under Section 17 thereof of the 1940 Act.

e.

Identify the custodian for the Subsidiary.

f.

Disclose whether the Subsidiary’s principal strategies and risks constitutes the principal strategies and risks of the Fund.

g.

Confirm the Subsidiary’s financial statements will be consolidated with the financial statements for the Fund.

h.

Confirm that the Subsidiary’s expenses will be included in the Fees and Expenses of the Fund—Annual Fund Operating Expenses table.

i.

Confirm whether the Subsidiary and its board of directors have agreed to service of process in the United States.

j.

Confirm that the Subsidiary’s board of directors has agreed the SEC staff can review the Subsidiary’s books and records.

k.

Confirm that the Subsidiary and its board of directors will execute the Fund’s post-effective amendment.

Response 16.

a.

The Funds’ current SAI discloses that the Fund will look through to its Subsidiary for purposes of assessing compliance with certain of the Fund’s fundamental and non-fundamental investment restrictions, including all Section 8 policies.

b.

The Adviser serves as the investment advisor to the Subsidiary and is registered as an investment adviser with the SEC.

c.

The Registrant notes that the Fund is not a party to the investment advisory contract with the Subsidiary. Therefore, the Registrant does not believe that the contract is required to be included as an exhibit to Part C of the registration statement.

d.

The Registrant confirms that the Subsidiary complies with Section 17.

e.

The Registrant notes that the Subsidiary has the same custodian as the Fund.

f.

The Registrant considered the risks to which the Fund may be subject as a result of its investment in the Subsidiary when identifying the principal risks of the Fund.

g.

The Subsidiary’s financial statements will be consolidated with the financial statements of the Fund.

h.

The Registrant confirms that the estimated expenses expected to be incurred indirectly by the Fund as a result of its investment in the Subsidiary will be included in the “Annual Fund Operating Expenses” table under the sub-caption “Acquired Fund Fees and Expenses.”

i.

The Registrant confirms that the Subsidiary has designated a domestic (U.S.) agent for service of process.

j.

The Subsidiary’s board of directors agrees that upon proper request, the Subsidiary’s books and records will be made available to the SEC staff for inspection.

k.

The Subsidiary is not required to execute the Registrant’s post effective amendments. Furthermore, the Subsidiary is not offering its securities in the U.S., nor is the Subsidiary a co-issuer of its Fund’s securities.

The Subsidiary was organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of IRS revenue rulings, which have limited the ability of funds, with strategies similar to the Fund, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.1

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).2  In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).3

The Registrant also believes that the Subsidiary is not a co-issuer of the Fund’s securities and is therefore is not required to sign the Fund’s post-effective amendments. The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the staff requires the acquired fund to sign the registration statement of the acquiring fund. The SEC staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 of the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule. In a typical master-feeder structure, the SEC staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.4

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a limited part of its overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. It is currently anticipated that a relatively small percentage of the Fund’s assets will be invested in the Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.5  In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although the Subsidiary is not required to sign the registration statement, the Registrant believes that the SEC and its staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, custody of the Subsidiary’s assets will be maintained in the U.S. with the Funds’ custodian in accordance with Section 17(f) and the rules thereunder.

Comment 17.

Supplementally, please disclose whether the Fund is expected to be a commodity pool.  If the Fund is expected to be a commodity pool, include disclosure in the prospectus that the Fund is expected to be a commodity pool and any implications of the Fund’s status as a commodity pool.

Response 17.

The Fund is expected to be deemed a commodity pool and the Adviser has registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator (“CPO”) in relation to such activity, as stated in the “Management” section of the Fund’s currently filed prospectus.

The “Regulatory Risks of Derivative Use” section of the Fund’s currently filed SAI addresses the implications of the fund’s anticipated status as commodity pool.  The disclosure therein, addresses that the CFTC has adopted certain regulatory changes that will subject the adviser of a registered investment company (fund) to registration with the CFTC as a CPO if the company (fund) is unable to meet certain trading and marketing limitations.  In order to comply with these regulatory changes the Adviser has registered as a CPO and intends to comply with any applicable reporting, disclosure or other regulatory requirements. Compliance with CFTC regulatory requirements will increase Fund expenses and that other potentially adverse regulatory initiatives could also develop.

Comment 18.

The Fund’s Principal Investment Strategies section states that the Fund may invest in “pooled investment vehicles”.  Please disclose whether the Fund is expected to invest in hedge funds.

Response 18.

The Fund does not presently anticipate investing in hedge funds.

* * *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

●

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (415) 262-4594.  Thank you.

Best regards,

/s/ Aisha J. Hunt

Aisha J. Hunt

____________________________

1

The Registrant notes that the Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from such a fund’s investment in its subsidiary will constitute qualifying income to the fund.

2

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

3

We believe the present situation presents less concern than situations where the staff previously granted no-action relief because of the limited amount of the Fund’s assets invested in the Subsidiary. For instance, the Fund currently does not intend to invest more than 25% of its assets in the Subsidiary and is limited by the RIC Diversification Test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the SEC staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

4

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

5

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”).  See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”